AMENDED DISTRIBUTION PLAN OF THE FORESTER FUNDS, INC.

WHEREAS, The Forester Funds, Inc. (the "Company") is registered with the Securities and Exchange Commission as an open-end management investment company under the Investment Company Act of 1940, as amended (the "Act");

WHEREAS, the Company adopted a Distribution Plan (the "Plan") in accordance with Rule 12b-1 under the Act on May 7, 1999, and subsequently amended on February 14, 2002 and November 12, 2002;

WHEREAS, the Board of Directors, including the Directors who are not interested persons of the Company (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Plan or in any agreement relating hereto (the “Disinterested Directors”), having determined, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and under Section 36(a) and (b) of the Act, that there is a reasonable likelihood that this Plan will benefit each series of the Company (each a “Fund,” collectively the “Funds”) and its shareholders;

NOW, THEREFORE, the Company hereby adopts this Amended Distribution Plan (the "Plan") in accordance with Rule 12b-1 under the Act on the following terms and conditions with respect to Class N shares of the Forester Value Fund and shares of the Forester Discovery  Fund ("Fund Shares"):

1.

Distribution Activities.  Subject to the supervision of the Directors of the Company, the Company may, directly or indirectly, engage in any activities related to the distribution of Fund Shares, which activities may include, but are not limited to, the following: (a) payments, including incentive compensation, to securities dealers or other financial intermediaries, financial institutions, investment advisers and others that are engaged in the sale of Fund Shares, or that may be advising shareholders of a Fund regarding the purchase, sale or retention of Fund Shares; (b) payments, including incentive compensation, to securities dealers or other financial intermediaries, financial institutions, investment advisers and others that hold Fund Shares for shareholders in omnibus accounts or as shareholders of record or provide shareholder support or administrative services to a Fund and its shareholders; (c) expenses of maintaining personnel (including personnel of organizations with which the Company has entered into agreements related to this Plan) who engage in or support distribution of Fund Shares or who render shareholder support services, including, but not limited to, allocated overhead, office space and equipment, telephone facilities and expenses, answering routine inquiries regarding the Company, processing shareholder transactions, and providing such other shareholder services as the Company may reasonably request; (d) costs of preparing, printing and distributing prospectuses and statements of additional information and reports of a Fund for recipients other than existing shareholders of a Fund; (e) costs of formulating and implementing marketing and promotional activities, including, but not limited to, sales seminars, direct mail promotions and television, radio, newspaper, magazine and other mass media advertising; (f) costs of preparing, printing and distributing sales literature; (g) costs of obtaining such information, analyses and reports with respect to marketing and promotional activities as the Company may, from time to time, deem advisable; and (h) costs of implementing and operating this Plan.  The Company is authorized to engage in the activities listed above, and in any other activities related to the distribution of Fund Shares, either directly or through other persons with which the Company has entered into agreements related to this Plan.

2.

Payments.  Each Fund will pay the Fund’s investment adviser (“the Adviser”) an annual fee for the Adviser’s services in connection with the sales and promotion of Fund Shares, including its expenses in connection therewith.  The annual fee paid by the Fund Shares to the Adviser under this Plan will be calculated daily and paid monthly by the Fund on the first day of each month at an annual rate of 0.25% of the average daily net assets of the respective Fund Shares.  Payments received by the Adviser pursuant to this Plan are in addition to fees paid by each Fund pursuant to the investment advisory and administration agreement.

3.

Effective Date of Plan.  This Plan shall not take effect until (a) it has been approved by a vote of at least a majority (as defined in the  Act) of the outstanding Fund Shares and (b) (together with any related agreements) by votes of a majority of both (i) the Board of Directors of the Company and (ii) the Disinterested Directors, cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

4.

Continuance.  Unless otherwise terminated pursuant to paragraph 6 below, this Plan shall continue in effect for as long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 3(b).

5.

Reports.  Any person authorized to direct the disposition of monies paid or payable by a Fund pursuant to this Plan or any related agreement shall provide to the Fund's Board of Directors and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

6.

Termination.  This Plan may be terminated at any time by vote of a majority of the Disinterested Directors, or by a vote of a majority of the outstanding Fund Shares with respect to each Fund.

7.

Amendments.  This Plan may not be amended to increase materially the amount of payments provided for in paragraph 2 hereof unless such amendment is approved in the manner provided for initial approval in paragraph 3 hereof.

8.

Selection of Directors.  While this Plan is in effect, the selection and nomination of Directors who are not interested persons (as defined in the Act) of the Company shall be committed to the discretion of the Directors who are not interested persons.

9.

Records.  The Company shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 5 hereof, for a period of not less than six years from the date of this Plan, or the agreements or such report, as the case may be, the first two years in an easily accessible place.

10.

Severability. This Plan shall be severable for each Fund.